GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road

Greenwood Village, Colorado 80111
October 22, 2014
VIA EDGAR
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
Re: Great-West Life & Annuity Insurance Company (“Great-West”)
COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 30 to Registration Statement on Form N-6
(“Amendment”)
File Nos. 333-70963 & 811-09201
Commissioners:
On behalf of Great-West and the above-named Registrant and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement for an individual flexible premium variable life insurance policy (the “Policy”). Registrant is filing the Amendment for the purpose of (1) including in the registration statement an updated Policy, and (2) adding disclosure in the form of a prospectus supplement to the Executive Benefit VUL II prospectus that reflects the changes contained in the updated Policy.
I.    Summary of Changes
To facilitate the Commission staff's review of the Amendment, the following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a).
The updated Policy form is substantially similar to the existing Policy form. The updated Policy form reflects changes pursuant to standards of the Interstate Insurance Product Regulation Commission (“IIPRC”). The prospectus supplement relates only to the Executive Benefit VUL II prospectus contained in the registration statement and not to the Executive Benefit VUL prospectus, which describes a Policy form that is no longer available for purchase.
The revised disclosure set out in the prospectus supplement relates to the following updated Policy provisions:

•Addition of an Advance Notice provision on page 25 of the Prospectus;
•Revision of the Suicide sub-section on page 30 of Prospectus;
•Revision of the Free Look Period disclosure on pages 5 and 35 of the Prospectus; and
•Revision of the Death Benefit section on page 35 of the Prospectus .
II.    Request for Selective Review
Registrant respectfully requests selective review of the Amendment pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). Registrant notes that the Commission staff has encouraged registrants to request selective review of their filings pursuant to the 1984 Release. 1996 Industry Comment Letter at p. 6, par. D.1. The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”
In support of its request, Registrant notes that the prospectus supplement disclosure resulting from the updated Policy is identical to the May 1, 2014 prospectus disclosure in all material respects except as noted in Part I above. In addition, the disclosures relating to the updated Policy are largely the same as the existing disclosures that the Commission staff previously reviewed and that are part of Registrant’s currently effective registration statement. Finally, the portions of the prospectus unrelated to the updated Policy changes are not being changed.
2
Accordingly, Registrant respectfully submits that the Commission staff can focus its review on the disclosure changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in the prospectus. For the convenience of the staff, Registrant is providing, to Mr. Patrick Scott of the Division of Investment Management Disclosure Review Office, a courtesy copy of the Amendment.
Please direct any question or comment to me at (303) 737-3821 or to Ann B. Furman of Carlton Fields Jorden Burt, P.A., at (202) 965-8130.
Sincerely yours, /s/ Julie Collett
Julie Collett Lead Counsel
cc:    Patrick F. Scott, Esq.
Division of Investment Management Disclosure Review Office